Exhibit 99.1
Sify Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
NOTICE
NOTICE is hereby given that the Eleventh Annual General Meeting of the company will be held on Monday, September 24, 2007 at 11.30 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai — 600 113, India.
Ordinary Business
1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2007 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2007.

2.	To appoint a Director in the place of Mr C B Mouli, Director, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint a Director in the place of Mr P S Raju, Director, who retires by rotation, and being eligible, offers himself for reappointment.

4.	To reappoint M/s BSR & Co., Chartered Accountants, Chennai as the Statutory Auditors to hold office from the conclusion of the Eleventh Annual General Meeting till the conclusion of the Twelfth Annual General Meeting on a remuneration to be determined by the Audit Committee / Board of Directors in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Audit Committee / Board of Directors.
Special Business
5.	Appointment of Mr S R Sukumara, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Mr S R Sukumara, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom a notice under Section 257 of the Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

6.	Appointment of Mr Ananda Raju Vegesna, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Mr Ananda Raju Vegesna, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom a notice under Section 257 of the Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

7.	Appointment of Ananda Raju Vegesna, as the Executive Director.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, as approved by the Remuneration Committee and the Board of Directors, Mr Ananda Raju Vegesna, be and is hereby appointed as the Executive Director of the company for a period of three years effective June 22, 2007 without any remuneration from the Company.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take such steps as may be necessary and desirable to give effect to the above resolution.

8.	Change of name of the company.

To consider and if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

RESOLVED THAT subject to the approval of the Central Government and pursuant to Section 21 of the Companies Act, 1956, the name of the Company be changed from Sify Limited to Sify Technologies Limited and that the name “Sify Limited” wherever it appears in the Memorandum and Articles of Association of the Company and other documents be substituted by the new name “Sify Technologies Limited”.

9.	Amendment to Articles of Association.

To consider and if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

RESOLVED THAT pursuant to Section 31 and other applicable provisions if any, of the Companies Act, 1956, the Articles of Association of the Company be amended by inserting the following sub clause ( c) after the existing sub-clause (b) of Clause 4:

Clause 4 (c) Reduction of Capital etc.
1.	The Company may, by a Special Resolution, reduce in any manner, subject to any authorizations and approvals required under law:

(a) its share capital;

(b) any Capital Redemption Reserve; or

(c) any Securities Premium Account.

2.	Notwithstanding Clause (1) above, any amounts standing to the credit balance of the Securities Premium Account may also be utilized, other than for capitalisastion, for any of the purposes in accordance with the provisions of law.

10.	Reduction of Securities Premium Account.

To Consider and if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 78, 100 to 104 and other applicable provisions, if any, of the Companies Act, 1956, Article 4 (c) of the Articles of Association of the Company and subject to the confirmation of the Hon’ble High Court of Judicature at Madras (the Court) and other statutory authorities as the case may be required, the consent of the Company be and is hereby accorded to utilise an amount not exceeding Rs.11627 million out of the balance standing to the credit of the Securities Premium Account of the Company as on March 31, 2007 for adjusting the debit balance in the Profit and Loss account as at March 31, 2007 or such other earlier or later date as may be approved by the Court.

RESOLVED FURTHER THAT the debit balance of Profit ad Loss Account as at March 31, 2007 to the extent of Rs.11627 million be adjusted against the Securities Premium Account.

RESOLVED FURTHER THAT for the purpose of giving effect to the above Resolution and for removal of any difficulties or doubts, the Board of Directors of the Company (herein after referred to as “the Board”, which terms shall be deemed to include any Committee or person, which the Board may constitute / nominate to exercise its powers conferred under this Resolution) be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper and to settle any question or difficulty that may arise with regard to utilisation / adjustment of the Securities Premium Account including passing of such accounting entries and / or making such other adjustments in the books of accounts as considered necessary to give effect to the above resolution or to carry out such modifications / directions as may be ordered by the Court, to implement the aforesaid Resolution.

11.	Allocation of shares under Associate Stock Option Plan 2007.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT in accordance with the provisions of Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the “Board,” which term shall include any Committee of Directors duly authorized in this behalf) to issue and allot upto 1,400,000 (One Million Four Hundred Thousand) new Equity Shares of Rs.10/ each and / or American Depositary Receipt linked warrants (hereinafter referred to as “Stock Options”) as may be decided by the Board of Directors of the company, directly or through the medium of warrants / fully convertible instruments or any other appropriate instruments or security, to the employees (hereinafter referred to as the “Associates”) of the Company and of its subsidiaries and shall include Directors, other than promoter Directors, including those of the promoter Company, whether in India or abroad, at such other terms and conditions as the Board may in its absolute discretion think fit, in accordance with the provisions of the Company’s Associate Stock Option Plan 2007 (ASOP 2007), to the eligible Associates of the Company.

RESOLVED FURTHER THAT the issue of Stock Options shall be in accordance with the terms and conditions as regards price, payment on application, allotment, entitlement to dividend and other rights, transferability and all other matters as stipulated in the ASOP 2007 and in accordance with any other guidelines, rules, regulations and laws to the extent applicable and subject also to the Memorandum and Articles of Association of the company provided that:
a)	the price of the share shall not be less than such minimum price, if any, prescribed under any other rules, regulations and laws to the extent applicable and as determined by the Board.

b)	the equity shares issued upon exercise of the options shall rank pari passu in all respects with the existing equity shares save and except their entitlement to dividend which will commence only from the date of allotment of such equity shares and pro rata for the financial year in which the dividend is declared.

c)	each option granted to eligible employees shall be entitled to one ADS or equity share of nominal value of Rs.10/- each and each option shall vest after such minimum period as may be determined by the Board from time to time.

d)	the company shall confirm to the accounting policies mandated by applicable laws or regulations as is applicable to such stock options.

e)	subject to the approval of the Stock Exchanges, the relevant equity shares, including the underlying shares in case of ADRs, shall be listed on the Stock Exchanges.

f)	the company shall arrange to file necessary return with the Securities and Exchange Commission, USA., and such other statutory authorities as may be required in respect of the aforesaid additional allocation of equity shares to the employees under the ASOP 2007.

g)	the Board shall have absolute discretion in formulating the details of the ASOP 2007 and also to amend the ASOP 2007 from time to time as they may deem fit and expedient.
RESOLVED FURTHER THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereto.

By Order of the Board
For Sify Limited

Chennai	V Ramasubramanian
July 23, 2007	Company Secretary
Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, setting out all material facts in respect of items 5 to 11 is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to the shareholders of the Eleventh Annual General Meeting of the Company to be held on September 24, 2007.
Item No. 5 & 6
Mr S R Sukumara and Mr Ananda Raju Vegesna were appointed as Additional Directors of the Company with effect from January 22, 2007 and June 22, 2007 respectively and shall hold office up to the date of the Eleventh Annual General Meeting. Notices have been received from a member under Section 257 of the Companies Act, 1956, along with the deposit amount of Rs.500/- each, proposing the candidature of S R Sukumara and Mr Ananda Raju Vegesna, under the relevant provisions of the Companies Act, 1956.
Memorandum of interest
S R Sukumara and Mr Ananda Raju Vegesna are interested in these items as they relate to their appointment.
In addition, Mr Raju Vegesna, Managing Director, is interested in the appointment of Mr Ananda Raju Vegesna, being his brother.
No other Director is interested or concerned in the resolutions.
Your Directors recommend the resolutions set out under item no 5 and 6 for your approval.
Item No.7
Subsequent to the appointment of Mr Ananda Raju Vegesna as a Director of the company, he was also appointed as an Executive Director of the company since he will be engaged on a full time basis in the day to day management of the company.
Mr Ananda Raju Vegesna has consented to serve the company without any remuneration. The Remuneration Committee, after considering the views expressed by him, has approved his appointment as the Executive Director of the company for a period of three years effective June 22, 2007, without any remuneration.
Mr Ananda Raju Vegesna, a Graduate in Science, brings with him rich experience in providing infrastructural facilities to the Information Technology, manufacturing and service industries, setting up units in Software Technology Parks for domestic as well as export markets.
He is well known for his expertise in the field of real estate, administration and public relations. He is the Managing Director of M/s Infinity Satcom Universal Private Limited and a Director of M/s Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.
The abstract of the terms of appointment of Mr Ananda Raju Vegesna pursuant to Section 302 of the Companies Act, 1956, was mailed to all the shareholders by Notice dated 10.7.2007.
The above appointment is subject to the approval of the shareholders at the Eleventh Annual General Meeting. As the above appointment is in line with the provisions of Section 198, 269 and 309 and the terms and conditions stipulated in the Schedule XIII to the Companies Act, 1956, approval of the Central Government is not required.

In addition, the Company now seeks the approval of the ADS holders in U.S.A., for the appointment of the Executive Director.
Memorandum of interest
Mr Ananda Raju Vegesna is interested in the item as it relates to his appointment.
In addition, Mr Raju Vegesna, Managing Director, is interested in the appointment of Mr Ananda Raju Vegesna, being his brother.
No other Director is interested or concerned in the resolutions.
Your Directors recommend the resolution set out under item no 7 for your approval.
Item No.8
In order to truly reflect the expertise and technological capabilities with which the company delivers its services, it is proposed to change the name of the company from Sify Limited to Sify Technologies Limited. However, this proposal is subject to the approval of the shareholders of the Company as well as the approval of the Central Government.
Your Directors believe that the proposed name would be more representative of the company’s core competence viz. technology with which it delivers its services.
Accordingly, an application was submitted to the Registrar of Companies, Tamilnadu to ascertain the availability of the name Sify Technologies Limited. The Registrar of Companies, Tamilnadu vide their letter dated 6.8.2007 had confirmed the availability of the said name. As per Section 16 and 21 of the Companies Act 1956, approval of the Shareholders is required for changing the name of the company by a Special Resolution. After obtaining the approval, necessary application will be submitted to the Registrar of Companies, Chennai, for changing the name of the Company from Sify Limited to Sify Technologies Limited.
None of the Directors is interested in the above Resolution.
Your Directors recommend the resolution set out under item no 8 for your approval.
Inspection of Documents
A copy of the Memorandum and Articles of Association of the Company and the letter dated 6.8.2007 received from the Office of the Registrar of Companies, confirming the availability of the name, Sify Technologies Limited, are open for inspection at the Registered Office of the Company.
Item No.9 & 10
The Company has been continuously taking initiatives to improve its operations and has been successful in improving its financial performance. As a sequel to this, the Company has reported a net profit of Rs.258.32 million for the year ended March 31, 2007.

In view of the losses incurred in the past, the net worth of the Company is not properly reflected by the available assets in the financials of the company. It is felt that improvements in the performance of the Company cannot be appropriately reflected unless the past losses are wiped off and removed from the financials of the company. Therefore, in furtherance to the operating initiatives, it is considered necessary that the Company also undertake a scheme for financial restructuring so as to set right its Balance Sheet by utilising the Securities Premium Account of the Company for wiping of the debit balance in the Profit and Loss account. The following benefits shall accrue to the company in view of the above financial restructuring scheme:
a)	The proposal will enhance the ability of the company to raise funds either from the public or on private placement basis for its future fund requirements at a good premium.

b)	The company can commence declaration of dividends immediately from the financial year 2007-08 depending upon the Net profits achieved.

c)	The company would be able to negotiate better terms from the banks for its funding requirements.
In view of the above, the Board of Directors of the company have approved to utilise an amount not exceeding Rs.11627 million out of the credit balance standing to the Securities Premium Account of the Company as on March 31, 2007 for adjusting the debit balance in the Profit and Loss account to the tune of Rs.11627 million as at March 31, 2007 in accordance with the provisions of Section 78, 100 to 104 of the Companies Act, 1956
Section 78 of the Companies Act, 1956 permits the application / utilization of the Securities Premium Account for specified purposes, subject to the approval of the shareholders; the application / utilization of the balances in the account for other purposes would be treated as a reduction of capital under Section 100 of the Companies Act, 1956. The present proposal would fall under this category. Therefore, after obtaining the approval of the shareholders for the above resolutions, the Company would seek the confirmation of the Hon’ble High Court of Judicature at Madras. The proposals would be given effect to, only after receiving the confirmation of the Hon’ble High Court of Judicature at Madras.
In order to implement the above financial restructuring programme, the Company proposes to amend its Clause 4 of the Articles of Association by inserting a new clause 4 (c), empowering the company to utilise the Securities Premium Account, for any other applications as may be permitted by law.
Memorandum of interest
None of the Directors of the Company is concerned or interested in this resolution.
Hence your directors recommend the adoption of the resolutions set out under Item No. 9 and 10 for your approval.
Inspection of documents:
The present Memorandum and Articles of Association and the proposed amendment is open for inspection to the members between 10.00 A.M. to 1.00 P.M. on any working day.
Item No.11
The shareholders have earlier authorised the Board to issue and allot upto 3,733,000 (Three Million Seven Hundred Thirty Three Thousand) Equity Shares of Rs.10/- each to the Associates of the company, including employees and Directors of the company and its subsidiaries under the Associate Stock Option Plans 1999, 2000, 2002 and 2005.

For the long term success of the company and its subsidiaries, retaining key employees of the company is critical and additional incentive needs to be given to the Directors and key employees. Hence, it is proposed to enhance the participation under the stock option plan by the eligible associates of the company and its subsidiaries. For this purpose, it is planned to allocate 1,400,000 Equity Shares of Rs.10/- each, as the total quantum now allocated for Associate Stock Option Plan 2007 (ASOP 2007). Any balance available for issue under previous plan will stand cancelled after the approval of ASOP 2007.
Memorandum of interest
The Directors are directly interested or concerned in the resolution to the extent of the grant they may be eligible.
Your Directors recommend the resolution set out under item no 11 for your approval.

By Order of the Board
For Sify Limited

Chennai	V Ramasubramanian
July 23, 2007	Company Secretary